谢尔曼•思特灵律师事务所

SOLICITORS AND INTERNATIONAL LAWYERS

12TH FLOOR GLOUCESTER TOWER  |  THE LANDMARK  |  15 QUEEN’S ROAD CENTRAL  |  HONG KONG

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PARTNERS Matthew D. Bersani Nils Eliasson	Sidharth Bhasin † Colin Law	Brian G. Burke † Paul Strecker †	Lorna Xin Chen Paloma P. Wang	Peter C.M. Chen Alan Y.L. Yeung

REGISTERED FOREIGN LAWYERS

Emmanuel Jacomy ‡	Shichun Tang ‡‡	Xiaogang Wang ‡‡

August 1, 2017

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin, Special Counsel

David Lin, Staff Attorney

Michael Henderson, Staff Accountant

Robert Klein, Staff Accountant

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	Hexindai Inc. Draft Registration Statement on Form F-1 Submitted July 6, 2017 CIK No. 0001702318

Dear Ms. Martin, Mr. Lin, Mr. Henderson and Mr. Klein:

This letter is being submitted by Hexindai Inc. (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated July 21, 2017 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on July 6, 2017 (the “Draft Registration Statement”). We are submitting this letter on a confidential basis together with the revised draft of the Registration Statement (“Revised Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

† Non-resident Partner

‡ Admitted in England and Wales (U.K.) and partner of Shearman & Sterling LLP

‡‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP

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SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

*DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, three copies of this letter and copies of the Revised Draft Registration Statement in paper format, marked to show changes from the Registration Statement as originally confidentially submitted.

Corporate History and Structure

Our Relationship with Hexin Group, page 74

1.                                      We note from your response to comment 6 that Hexin Group has been financed mainly through its owners’ capital and operating cash flows.  Given that Hexin Group provides referral services for no fee, please explain to us how Hexin Group generates positive operating cash flows.  In addition, explain to us how Hexin Group has sufficient equity at risk.  Refer to ASC 810-10-15-14(a) and 810-10-25-45 through 810-10-25-47.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that although Hexin Group does not charge the Company for providing referral services, Hexin Group generates positive cash flows by separately charging consultation fees from borrowers when it provides referral services for these offline borrowers. In addition, as previously submitted, Hexin Group has its independent and separate business operations and does not solely rely on revenue generated from the consultation fees received from borrower applicants by referring them to the Company. As previously submitted, Hexin Group provides investment advisory, investment consulting services and assets management services to urban and rural residents in China. The provision of investment consulting services, including assets management services, project investment management and insurance brokerage services represent the most profitable business activity of Hexin Group. As a result of all of these business activities, Hexin Group generated a total net income of RMB 300.7 million (US$44.7 million) in the fiscal year ended March 31, 2017.

In accordance with ASC 810-10-25-45-47, an entity is a VIE if the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support.  In other words, the equity investment at risk must be large enough to absorb the potential downside variability of the entity’s activities in order to be sufficient. The Company considered the following relevant factors in determining whether Hexin Group is a VIE of the Company:

a.              Hexin Group does not have any debt;

b.              the total equity of Hexin Group meets the four characteristics in ASC 810-10-15-14(a) and is the “equity at risk” for the purpose of applying the VIE model. The equity at risk in Hexin Group was more than 40% of the total assets of Hexin Group as of March 31, 2016 and 2017, respectively;

c.               Hexin Group’s shareholders, not the Company, collectively have the obligation to absorb the expected losses of Hexin Group and the right to receive residual returns;

d.              Hexin Group’s existing core business has a high gross margin and generates sustainable positive operating cash flows; and

e.               Hexin Group’s business plan demonstrates that its equity at risk is sufficient to support its activities and expected losses without additional subordinated financing support.

Based on the above factors, the Company concludes that Hexin Group has sufficient equity at risk to conduct its activities without additional financing. Therefore, the Company believes Hexin Group is not a VIE of the Company.

In response to the Staff comments, the Company has revised the disclosure on page 163 of the Revised Draft Registration Statement.

2.                                   As it relates to the initial capitalization and financing of Hexin Group’s operations, we also note your disclosure on page 74 stating that the centralized treasury function was established before the Company was fully operational.  Please provide clarity on the relevance of your statement that the centralized treasury function was established before the Company was fully operational, given your response stating that the funds were not used to finance operations.

RESPONSE:

The Company previously disclosed on page 74 of the Draft Registration Statement, that “before Hexin E-Commerce was fully operational, in order to achieve a more efficient use of funds, Hexin Group and we implemented centralized treasury management”. The Company clarifies that at the inception of business of the Company and in its first two years of business operations, the Company did not have sufficient resources or capacity to deal with the complex banking transactions with and between the investors and borrowers through its online marketplace. At the time, the Company was developing its business and did not have an independent, standalone banking operations team to support the large number of credit transactions. Therefore, as a temporary measure, the Company used Hexin Group’s centralized treasury system. The senior management of the Company and Hexin Group agreed that it was more efficient to use Hexin Group’s existing knowhow and manpower, rather than use the Company’s funds to build a new banking operations team. The purpose or intention in using Hexin Group’s centralized treasury system was to help the Company meet the banking needs of borrowers and investors, instead of financing Hexin Group’s operations. With the implementation of a more sophisticated internal control system, competent professionals and managerial expertise, the Company has subsequently gained more capability and experience and decided to separate its treasury management function from the Hexin Group’s. Therefore, on January 12, 2017, the Company began to independently manage and maintain its bank accounts.

In response to the Staff comments, the Company has revised the disclosure on page 74 of the Revised Draft Registration Statement.

3.                                      We note your response to comment 6 stating that both Hexin Financial Information and Hexin Information (collectively “Hexin Group”) engage in various financial advisory services.  Please explain in more detail the activities of Hexin Group that most significantly affect its economic performance and provide us with financial information of Hexin Group for the most recent fiscal year that illustrates its economic performance. In this regard, we would like to understand the amount of financial advisory service income, interest income and income from fees paid by borrowers referred to the Company, as well as expenses incurred in generating referrals to the Company.

RESPONSE:

The Company respectfully submits that Hexin Group is engaged in various financial advisory services. The provision of investment consulting services, including assets management services, project investment management and insurance brokerage services represent the most profitable business activity of Hexin Group. The Company respectfully submits that all financial data of Hexin Group in this letter are unaudited and included for reference purposes only for the Staff’s review. According to Hexin Group, the total consolidated net revenue, operating income and net income of Hexin Group for the twelve months ended March 31, 2017 were RMB 717.4 million (US$106.7 million), RMB 318.1 million (US$47.3 million) and RMB 300.7 million (US$44.7 million), respectively, as compared to RMB 154.1 million (US$22.9 million), RMB 66.7 million (US$9.9 million) and RMB 57.6 million (US$8.6 million), respectively, of the Company for the same period.

The income generated by Hexin Group as a result of fees paid by borrowers referred to the Company represented approximately 22% of Hexin Group’s total net income for the twelve months ended March 31, 2017. The expenses incurred by Hexin Group in generating referrals to the Company represented approximately 21% of Hexin Group’s total expenses for the twelve months ended March 31, 2017. The following table sets forth the breakdown of Hexin Group’s net revenue for the year ended March 31, 2017:

	For the Twelve Months Ended March 31, 2017
	(RMB)	(US$)	% of revenue
	(in thousands, except percentages)
Hexin Group Income Statement
Net Revenue
Referral services fees paid by borrowers referred to the Company	156,058	23,206	21.8%
Investment consultation services	437,169	65,008	60.9%
Wealth management	31,993	4,757	4.5%
Lease financing	92,152	13,703	12.8%
Net Revenue	717,372	106,676	100.0%

4.                                      We note your disclosure on page 120 that over 90% of your borrowers were referred from Hexin Group in fiscal years 2015, 2016 and 2017 (e.g., there were 28,738 total borrowers at March 31, 2017), which is performed by an extensive on-the-ground sales network across 125 locations.  You also state that Hexin Group assists you by conducting physical interviews, document collection and data processing.  Given the apparent significance of this relationship to your operations, explain to us if these represent significant activities of Hexin Group.  As part of your response, clarify the percentage, frequency and/or amount of borrowers that are referred by Hexin Group and rejected by the Company.

RESPONSE:

The Company respectfully submits that Hexin Group provides financial advisory services, including investment advisory, investment consulting, assets management, insurance brokerage, lease financing and wealth management services to urban and rural residents in China, including small and micro-enterprise owners, fixed income employees, college students and rural households. During Hexin Group’s provision of such services, it routinely performs physical interviews, document collection and data processing for all of its prospective customers that walk into its on-the-ground sales locations. For Hexin Group to conduct its business in providing the various financial advisory services, it is necessary for Hexin Group to conduct a proper initial client acceptance process, and these services represent Hexin Group’s service obligations towards all their customers. Such services are not specific to serving the Company, nor are such services intentionally designed to assist the Company’s operations. Hexin Group only refers those customers who seek loans and who fit the Company’s minimum borrower criteria to the Company. Such referred borrowers represent only a small portion of the total customer base of Hexin Group. Hexin Group charges referral fees to the referred borrower customers for the above services. This referral fee charged by Hexin Group is completely independent of the Company’s business and the facilitation fees charged by the Company.

In response to the Staff’s comment, as previously disclosed in the Draft Registration Statement, in the fiscal years ended March 31, 2015, 2016 and 2017, over 90% of the Company’s borrowers were referred by Hexin Group. Hexin Group refers borrower applicants to the Company on an ongoing and timely basis. After Hexin Group performs the initial consultation and screening at the application stage, it analyzes the data and refers qualified borrower applicants to the Company. The Company then further conducts verification, anti-fraud and credit assessment on the referred borrower applicants. For the fiscal year ended March 31, 2017, over 75% of the total referred borrower referred by Hexin Group were rejected by the Company. This was due to the high standards of risk management and credit assessment procedures of the Company.

In response to the Staff comments, the Company has revised the disclosure on pages 74 and 163 of the Revised Draft Registration Statement.

5.                                      We note your response to comment 8 stating that Hexin E-Commerce does not have the power or authority to control or direct the majority of activities that most significantly impact the economic performance of Hexin Group in your analysis of the criteria in ASC 810-10-15-14(b)(1-3).  In regard to these points, we note your disclosure on page 75 and under Section 3.2 of your Business Cooperation Agreement in Exhibit 10.1 that Hexin E- Commerce shall submit its request for borrowers on a monthly basis with related criteria, and in turn, Hexin Group shall direct all borrowers meeting that criteria to Hexin E- Commerce.  Further, you state that Hexin Group should obtain the explicit consent of Hexin E-Commerce before Hexin Group pursues any business opportunity by offering loan services and/or products to any offline borrower.  Lastly, you state on page 120 that only upon the successful facilitation and execution of a loan, the borrowers will enter into an agreement and pay a consultation services fee directly to Hexin Group.  Please address the following:

•                                         Explain to us why you do not believe the performance of marketing activities on behalf of Hexin E-Commerce under the Business Cooperation Agreement does not represent an activity of Hexin Group that significantly impacts its economic performance that is directed by Hexin E-Commerce. Refer to ASC 810-10-15- 14(b)(1).

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that the purpose of the arrangements under the Business Cooperation Agreement was intended to promote business cooperation between Hexin Group and the Company. The Company does not intend to manage or influence the operations of Hexin Group in any way. The Company respectfully submits that Hexin Group does not rely on the Company’s marketplace to generate business or facilitate transactions. The Company clarifies that Hexin Group has its independent business operations, and has a wide base of customers in addition to those referred to the Company. Therefore, the Company believes the economic performance of Hexin Group is not significantly impacted or directed by the Company.

•                                         Given the requirement for Hexin Group to obtain Hexin E-commerce’s explicit consent before Hexin Group pursues any business opportunity by offering loan services and/or products to any offline borrower, as well as the fact that Hexin Group does not receive a referral payment from the borrowers until successful facilitation and execution of a loan on your platform, explain to us why you do not believe these contractual rights and/or restrictions have a significant impact on Hexin Group’s economic performance.

RESPONSE:

The Company respectfully submits that Hexin Group has independent business operations which are on a larger scale than the Company’s. As submitted above, Hexin Group’s total consolidated net revenue, operating income and net income for the year ended March 31, 2017 was RMB717.4 million (US$106.7 million), RMB 318.1million (US$47.3 million) and 300.7 million (US$44.7 million), respectively, as compared to RMB 154.1 million (US$22.9 million), RMB 66.7 million (US$9.9 million) and RMB 57.6 million (US$8.6 million), respectively, of the Company for the same period. Hexin Group does not rely on the Company’s marketplace to generate business or facilitate transactions. Among Hexin Group’s wide base of customers, the number of customers referred to the Company only represent a small proportion. Therefore, the Company believes the contractual rights and restrictions under the Business Cooperation Agreement do not have a significant impact on Hexin Group’s economic performance.

•                                         We note in your response that you state the Arrangement with Hexin Group may be considered a variable interest under paragraph 55-37 of ASC 810.  Please confirm whether you consider the arrangement to represent a variable interest and provide us with your analysis.

RESPONSE:

The Company respectfully advises the Staff that, in accordance with ASC 810-10-20 and ASC 810-55-17 to 19, the Company concludes that its arrangements with Hexin Group represent a variable interest in Hexin Group, because these arrangements, in aggregate, absorb Hexin Group’s variability as a result of its performance. The Company, as a debt holder, is exposed to Hexin Group’s credit risk. The Company’s analysis is based on the following facts in relation to its arrangements with Hexin Group:

1.              The terms under the Business Cooperation Agreement between the Company and Hexin Group;

2.              Hexin Group refers offline borrowers to the Company; and

3.              The Company utilized Hexin Group’s centralized treasury function prior to January 12, 2017. As a result, the Company had a receivable from Hexin Group of approximately  US$12.0 million and US$4.2 million as of March 31, 2016 and 2017, respectively.

However, as the Company previously submitted in comment 8 of our response letter to the Staff’s comments dated June 9, 2017, although the arrangement with Hexin Group represents a variable interest, the Company has concluded Hexin Group is not a VIE of the Company.

6.                                      We note that Hexin Group, an entity under common control, provides referral services to you for no fee.  Please tell us how you considered the guidance in SAB Topic 5:T, which addresses situations in which a principal stockholder pays an expense for the company.

RESPONSE:

The Company respectfully advises the Staff that the Company has considered the guidance in SAB Topic 5:T, and has concluded that such guidance is not directly applicable to Hexin Group and the Company.

Firstly, referral services comprise one of various business segments in Hexin Group’s operations. Under this business segment, it generates revenue by cooperating with other financial service providers and platforms including the Company. The business model is built upon a cooperative relationship where Hexin Group does not charge fees to its business partners, but derives income from individual customers by charging them a consultation fee for services including consultation, document processing and referral to other financial service providers and platforms as appropriate. The Company has no obligation to pay any fees to Hexin Group under such a referral relationship. The Company submits that such business model and such cooperative, referral relationships are customary business practices in the financial advisory industry in China.

Secondly, SAB Topic 5.T “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)” states, “therefore, similar accounting is required in this and other transactions where a principal stockholder pays an expense for the company, unless the stockholder’s action is caused by a relationship or obligation completely unrelated to his position as a stockholder or such action clearly does not benefit the company.” The Company submits that Hexin Group is not a principal stockholder, but an affiliate of the Company as a result of being under common control of the same shareholder. Nevertheless, the referral service provided by Hexin Group represents a service obligation for Hexin Group in order to earn fees from its customers, instead of being based on any shareholder relationship with the Company.

Management ‘s  Discussion  and  Analysis  of  Financial  Condition  and  Results  of  Operations

Key Components of Results of Operations

Loan facilitation revenue, page 84

7.                                      We note your response to bullets 4 and 5 of comment 12 highlighting an increasing trend of borrower preference for loan products of higher loan amounts, as well as other changes and trends in your loan portfolio.  Please include disclosures concerning the changes and trends in your loan portfolio in regards to both the loan terms and amounts as outlined in your response.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Revised Draft Registration Statement.

Critical Accounting Policies, Judgments and Estimates

Cash incentive rewards program, page 89

8.                                      We note your response to comment 11 stating that you recognize a credit to cash when the Company grants the incentive because the Company deposits the funds into the investor’s account.  In addition, we also note that your response states there is no limitation on the period of time investors can use these incentives.  Please confirm that you are physically transferring cash into the investor’s account (rather than issuing a credit to an account) and clarify whether the investor can withdraw that physical cash from their account to use outside of your platform.  Alternatively, explain to us how the Company restricts the investor from withdrawing the cash and using it outside of your investor’s account.  Revise your disclosures to clarify these terms accordingly.

RESPONSE:

The Company respectfully advises the Staff that once an investor qualifies for the cash incentive, the Company increases the investor’s account balance and physically deposits the funds to the investor’s online payment account. Investors can physically withdraw cash from their accounts without any restrictions as to the use of such funds.

In response to the Staff comment, the Company has revised the disclosure on page 85 of the Revised Draft Registration Statement.

9.                                      Given the significance of your incentive and referral programs, please expand your disclosures to discuss what the typical periods and incentive requirements are.  Also revise your disclosures to discuss each of the programs in regards to new investors and existing investors if there are differences.  In addition to the typical programs you offer, please discuss any specific programs that you offered in the years you have reported that materially impacted your results of operations.

RESPONSE:

The Company respectfully advises the Staff that the Company provides the cash incentive program to investors as part of its marketing efforts to attract new investors. All cash incentive programs are implemented by the Company on an ad-hoc basis at the management’s discretion, taking into account changing market conditions and the Company’s marketing strategies. The period and terms, including minimum investment thresholds, of each individual cash incentive program vary depending on different situations. Cash incentive programs may last for a period of from a few days up to a few weeks. The Company does not differentiate among new and existing investors under the cash incentive programs. The first incentive program was launched in March 2014. There has not been any specific individual program which materially impacted the Company’s results of operation. On an aggregated basis, the Company incurred cash incentives of US$1.1 million, US$0.8 million and US$1.6 million for the years ended March 31, 2015, 2016 and 2017, respectively.

A typical example of the cash incentive program is as follows:

From June 6 to June 8, 2017, the Company launched a promotional campaign whereby investors who made investments on the Company’s platform were eligible to receive an additional expected annual return of 1% in the form of cash if investors made investments of at least RMB10,000 in one single loan transaction during this period. For illustration purpose, an investor who invested RMB100,000 with a fixed term of 18 months would receive a one-time cash bonus in the amount of RMB1,500 (RMB100,000*1%*18/12=RMB1,500) within three working days.

In response to the Staff comments, the Company has revised the disclosure on page 85 of the Revised Draft Registration Statement.

10.                               We note your response to comment 11 stating that if the cash incentives provided to investors result in negative revenue on a cumulative basis, the amount of the shortfall will be characterized as an expense in accordance with ASC 605-50-45-9.  In addition, we note that the cumulative cash incentives for the three years ended March 31, 2017, 2016 and 2015 appear to exceed the cumulative post-origination revenues earned from investors for the same periods, respectively, but are still reflected as a contra-revenue.  Please clarify how your current presentation is consistent with your response.

RESPONSE:

In response to the Staff’s comment, the Company considers the cash incentives provided to the investors as a marketing tool by the Company to encourage investors to participate in lending activities through the Company’s marketplace. The cash incentives program provides cash incentives to investors so that they may re-invest those funds into other loan products on the Company’s marketplace, which in turn create more opportunities for other borrowers. The Company believes that as the cash incentives program represents a benefit to both investors and borrowers, the cash incentives paid to investors will offset the Company’s overall revenue earned through its online marketplace, which includes the multiple elements of loan facilitation revenue, loan management revenue and post-origination service revenue, not only post-origination service revenue.

11.                               As it relates to the application of incentives by investors described in response to comment 11, please clarify whether cash incentives paid to the investor could only be used to offset the post-origination revenue, or could it also be used against loan principal or other items.

RESPONSE:

The Company respectfully advises the Staff that once investors receive the cash incentives, they can choose to use the funds to invest in the loan principal for any of the available loan products on the Company’s marketplace, make payments for the post-origination fees or withdraw cash from their accounts and use such cash outside of the Company’s marketplace.

Results of Operations

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Cash Incentives, page 94

12.                               We note that cash incentives increased from $0.8 million in 2016 to $1.6 million in 2017. You state that the amount of cash incentives lowered after the first year of operations. Revise your disclosures to describe why the cash incentives increased in the current year. Refer to Item 303(a)(3) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement.

Loan Performance Data

Delinquency Rates, page 99

13.                               We note your response to comment 13 stating that you only consider the unpaid interest portion to be delinquent in your delinquency rate information.  Please revise your delinquency rate table to include the total amount of the loan and related interest payment outstanding as delinquent. In addition, revise to include delinquency rate information for more than 89 days in this table as well.

RESPONSE:

The Company respectfully advises the Staff that the Company defines the delinquency rate as the unpaid balance of principal and interest that were 15 to 29, 30 to 59, 60 to 89 calendar days delinquent as a percentage of the total unpaid balance of principal and interest for the relevant group of loans during such period.  Loan that are delinquent for more than 89 days are counted towards the M3+ Net Charge-off Rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —M3+ Net Charge-off Rates.”

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Revised Draft Registration Statement.

14.                               Revise your table on page 99 to quantify the total delinquent loan amounts in RMB and US $ for both your secured and credit loans.

RESPONSE:

The Company respectfully advises the Staff that the Company has not experienced any delinquency for secured loans so far. The Company’s information on delinquency, as set out in the table below, is in relation to credit loans only. As of March 31, 2016 and 2017, the total delinquent loan amount was RMB407,095 (US$63,121) and RMB1,274,276 (US$185,128), respectively.

In response to the Staff’s comment and upon considering the customary disclosure by comparable listed companies, the Company has revised the disclosure on page 101 of the Revised Draft Registration Statement as follows to include the total delinquent loan amounts in RMB and US$.

	Delinquent for(1)
	15 - 29 days		30 - 59 days		60 - 89 days		90=< days
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
As of March 31, 2016
Unpaid balance of principal and interest	60,790	9,426	88,931	13,789	257,374	39,907	78,184	12,123
Delinquency rate	0.008%	0.008%	0.012%	0.012%	0.036%	0.036%	0.011%	0.011%

As of March 31, 2017
Unpaid balance of principal and interest	182,907	26,573	261,479	37,988	829,890	120,567	17,183,560	2,496,449
Delinquency rate	0.007%	0.007%	0.010%	0.010%	0.030%	0.030%	0.627%	0.627%

15.          As it relates to the performance data of the loans offered on your platform, tell us how you consider extensions, renewals and modification of terms in regards to delinquencies. To the extent that they are material, please revise to disclose the frequency and amount of loans with modified terms.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that there are no circumstances upon which a delinquent borrower’s payment schedule may be extended, renewed or modified.

16.          We note your response to comment 13 stating that you record post-origination revenue even when a loan is delinquent.  Please tell us how you consider collectability reasonably assured in these instances.

RESPONSE:

The Company respectfully submits that the investor is required to pay the post-origination service fee only when such investor has received cash repayments for his or her investment amount. Such cash repayments typically come from the borrowers under the loan agreement and made according to the payment schedule, or in cases of default, such cash repayment may come from the risk reserve funds. The post-origination service fees are recognized upon the monthly repayment of loans, whether such funds come from repayment by the borrower or directly from the risk reserve fund in cases of default. Thus, the Company receives and records post-origination service fees even if the borrower is delinquent.

M3+ Net Charge-Off Rates, page 100

17.          We note your table refers to the Total M3+ Net Charge-Off Rate as of September 30, 2016.  Please update your as of the most recent period (i.e., March 31, 2017) or tell us why this is not applicable.

RESPONSE:

In response to the Staff’s comment, the September 30, 2016 date is a typo in the original filing. The Company has revised the disclosure on page 101 of the Revised Draft Registration Statement.

Business

Our Investors

VIP Investor Loyalty Program, page 122

18.          We note your response to comment 10 stating the different post-origination rates associated with each VIP level.  Please revise your table on page 122 to disclose the rates or the range of rates each VIP level pays in post-origination service fees. Also, quantify the total loan amounts each VIP level participated in for each year.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that the data for loan amount by each VIP level for the fiscal year ended March 31, 2015 is unavailable as the VIP program was first launched in August 2015. The loan amounts of which each VIP level participated in for the fiscal years ended March 31, 2016 and 2017 are as follows:

	Fiscal year ended March 31, 2016(1)		Fiscal year ended March 31, 2017
	(in million RMB)	% of total	(in million RMB)	% of total
Non-VIP	251.8	8.5	231.5	7.0
VIP1	1,911.0	64.2	1,955.6	58.9
VIP2	344.5	11.6	443.3	13.4
VIP3	308.8	10.4	407.8	12.3
VIP4	155.6	5.2	250.2	7.5
VIP5	4.4	0.1	29.0	0.9
Total	2,976.0	100.0	3,317.5	100.0

(1)         Since the VIP program began in August 2015, all loan amounts before August 2015 were accounted for to Non-VIP investors.

The Company has revised the disclosure on page 125 of the Revised Draft Registration Statement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 —  Prepayments and Other Assets, page F-22

19.          We note in footnote (ii) to the table that you advanced certain loan amounts to investors prior to repayment.  Please tell us how you accounted for the arrangement, including what journal entries were recorded at inception, over the term of the loan and at maturity. In addition, tell us how you recognized revenue under this agreement with reference to the related authoritative guidance.

RESPONSE:

The Company respectfully advises the Staff that the arrangement between the Company and a group of independent individual investors started in July 2016 and ended on June 28, 2017. Pursuant to the arrangement, after investors invested in certain loans from borrowers, the investors can receive funds from the Company on a monthly basis with the amounts equivalent to borrower’s repayment of interest and loan principal prior to the maturity of the loan. The investors repaid in full to the Company upon the maturity of the related loan as of June 28, 2017.

When the Company made the monthly advances to the investor, the Company recorded:

Debit   Other receivable from investors — $A ($A equal to the required monthly advance)

Credit  Cash $A

When the loan matured on June 28, 2017, the Company collected all the funds repaid by the investor, the Company recorded:

Debit   Cash   $B ($B equals to the accumulated total advances made by the Company).

Credit  Other receivable from investors $B

The Company respectfully submits that this is a one-time transaction. The Company considers the arrangement, in substance, is a financing component in the multiple deliverable arrangement with investors and borrowers in accordance with ASC 605-25 “Multiple-Element Arrangements”. Compared to the existing standard in ASC 605-25, ASC 606 has more specific discussions on the practical matters in relation to the financing component. With reference to ASC 606-10-32-18, “as a practical expedient, an entity need not adjust the promised amount of consideration for the effects of a significant financing component if the entity expects, at contract inception, that the period between when the entity transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less”.  Given that the Company’s advances to these investors were fully collected within one year and the related impact was inconsequential as these advances were not essential to the Company’s loan facilitation service and post-origination service and thus were insignificant to the overall revenue recognized. Therefore, the Company did not revise the revenue recognized for the loan facilitation revenue and post-origination service revenue for this specific transaction.

Note 12 —  Additional Paid-In Capital, page F-27

20.          We note your response to comment 27 stating that you have a service inception date, which precedes the grant date.  However, you also state that the Company will start incurring share based compensation expense associated with these grants upon completion of an initial public offering.  Since you have concluded that the service inception date precedes the grant date, please tell us why you do not believe you need to recognize share based compensation expense from the service inception date (i.e., April 1, 2016) under ASC 718-10-35-6 and ASC 718-10-55-12.  As part of your response, quantify the amount of compensation expense that you would have recognized under the guidance referenced above.

RESPONSE:

As previously submitted to the Staff, the Company believes the options contain an explicit service condition (i.e., the options vest at each of three years following successful IPO) and a performance condition (i.e., the options can only be exercised upon successful completion of an IPO by employees that are still employed by the Company upon the completion of the IPO). Under ASC 718-10-55-76, if the vesting (or exercisability) of an award is based on the satisfaction of both service and performance conditions, the entity must initially determine which outcomes are probable and recognize the compensation cost over the longer of the explicit or implicit service period. Because an IPO generally is not considered to be probable until the IPO is effective, no compensation cost would be recognized until the IPO occurs.

The Company has engaged Duff & Phelps as the valuer to perform the fair value of these stock option. The fair value of the stock option is assessed at US$ 3,512,693 based on the following estimates:

No. of options               15,780

Option value per share  US$222.6041

*  *  *  *

Should you have any questions about the responses contained herein, please contact me at (852) 2978-8028 (office) or by email at stephanie.tang@shearman.com.  Questions relating to accounting and auditing matters of the Company may also be directed to Rong Liu, partner at Marcum Bernstein & Pinchuk LLP, by phone at (86)159-0122-8727 or via email at rong.liu@marcumbp.com.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

Enclosures

CC:	Zhou Xinming, Chief Executive Officer and Director, Hexindai Inc.
Qisen Zhang, Chief Financial Officer, Hexindai Inc.
Fang Liu, Attorney at Law, Mei & Mark LLP
Rong Liu, Partner, Marcum Bernstein & Pinchuk LLP